SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        --------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                       Graham-Field Health Products, Inc.
                                (Name of Issuer)

                          Common Stock, $.025 Par Value
         Series B Cumulative Convertible Preferred Stock, $.01 Par Value
         Series C Cumulative Convertible Preferred Stock, $.01 Par Value
                    Series D Preferred Stock, $.01 Par Value
                        (Title of Classes of Securities)

                                   384632 10 0
                                 (CUSIP Number)

                              Jonathan Zonis, Esq.
              One New York Plaza, 39th Floor, New York, N.Y., 10004
                                 (212) 709-4308
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                             [Intentionally Deleted]



                              (Page 1 of 12 pages)

CUSIP NO. 384632 10 0                       13D

----------------------------------------------------------------------------------------------------------------------
1)       Name of Reporting Persons                           BIL (Far East Holdings) Limited
         S.S. or I.R.S. Identification Nos. of Above
         Persons
----------------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group    (a) [X]
                                                             ---------------------------------------------------------
                                                             (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3)       SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)       Source of Funds                                     00
----------------------------------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]
----------------------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                Hong Kong
----------------------------------------------------------------------------------------------------------------------
Number of Shares              7)   Sole Voting Power         Common:                                        2,293,856
Beneficially Owned by Each                                   Series B Cumulative
Reporting Person With                                        Convertible Preferred:                             3,527
                              ----------------------------------------------------------------------------------------
                              8)  Shared Voting Power
                              ----------------------------------------------------------------------------------------
                              9)  Sole Dispositive           Common:                                        2,293,856
                                   Power                     Series B Cumulative
                                                             Convertible Preferred:                             3,527
                              ----------------------------------------------------------------------------------------
                              10)  Shared Dispositive
                                    Power
----------------------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each         Common:                                        2,293,856
         Reporting Person                                    Series B Cumulative                                3,527
                                                             Convertible Preferred:
----------------------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)  Common:                                            7.28%

                                                             Series B Cumulative
                                                             Convertible Preferred:                             57.8%

                                                             When aggregated with the voting power of BIL
                                                             Securities (Offshore) Limited, the two companies own
                                                             approximately 24.5% of the voting power of
                                                             Graham-Field capital stock (including Series B
                                                             Cumulative Convertible Preferred and Series C
                                                             Cumulative Convertible Preferred) (See Item 5 of
                                                             this Schedule 13D).

----------------------------------------------------------------------------------------------------------------------
14)      Type of Reporting Person                            CO
----------------------------------------------------------------------------------------------------------------------


                              (Page 2 of 12 pages)

CUSIP NO. 384632 10 0                       13D

----------------------------------------------------------------------------------------------------------------------
1)       Name of Reporting Persons                           BIL Securities (Offshore) Limited

         S.S. or I.R.S. Identification Nos. of Above
         Persons
----------------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group    (a) [X]
                                                             ---------------------------------------------------------
                                                             (b)


----------------------------------------------------------------------------------------------------------------------
3)       SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4)       Source of Funds                                     00
----------------------------------------------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]
----------------------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                New Zealand
----------------------------------------------------------------------------------------------------------------------
Number of Shares              7)   Sole Voting Power         Common:                                        2,094,497
Beneficially Owned by Each
Reporting Person With                                        Series B Cumulative
                                                             Convertible Preferred:                             2,573

                                                             Series C Cumulative
                                                             Convertible Preferred:                             1,000
                              ----------------------------------------------------------------------------------------
                              8)  Shared Voting Power                                                               0
                              ----------------------------------------------------------------------------------------
                              9)  Sole Dispositive Power     Common:                                        2,094,497

                                                             Series B Cumulative
                                                             Convertible Preferred:                             2,573

                                                             Series C Cumulative
                                                             Convertible Preferred:                             1,000

                                                             Series D Preferred:                                2,036
                              ----------------------------------------------------------------------------------------
                              10)  Shared Dispositive                                                               0
                                    Power
----------------------------------------------------------------------------------------------------------------------


                              (Page 3 of 12 pages)

CUSIP NO. 384632 10 0                       13D

----------------------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each         Common:                                        2,094,497
         Reporting Person
                                                             Series B Cumulative
                                                             Convertible Preferred:                             2,573

                                                             Series C Cumulative
                                                             Convertible Preferred:                             1,000

                                                             Series D Preferred:                                2,036
----------------------------------------------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)  Common:                                            6.64%

                                                             Series B Cumulative
                                                             Convertible Preferred:                             42.2%

                                                             Series C Cumulative
                                                             Convertible Preferred:                              100%

                                                             Series D Preferred:                                 100%

                                                             When aggregated with the voting power of BIL (Far
                                                             East Holdings) Limited, the two companies own
                                                             approximately 24.5% of the voting power of the
                                                             Graham-Field capital stock (including Series B
                                                             Convertible Preferred and Series C Convertible
                                                             Preferred) (See Item 5 of this Schedule 13D).

----------------------------------------------------------------------------------------------------------------------
14)      Type of Reporting Person                            CO
----------------------------------------------------------------------------------------------------------------------


                              (Page 4 of 12 pages)

     This Amendment No. 1 (this "Amendment") to the Schedule 13D filed on November 27, 1996 (the "Schedule 13D") on behalf of BIL (Far East Holdings) Limited, a Hong Kong corporation ("BIL"), and BIL Securities (Offshore) Limited, a New Zealand corporation ("Offshore"), relates to the shares of Series D Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock") of Graham-Field Health Products, Inc., a Delaware corporation ("GFI"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings described to such terms in the Schedule 13D.

Item 1. Security and Issuer

     This Amendment relates to the 2,036 shares of Series D Preferred Stock of GFI acquired by Offshore through the exchange of the Promissory Note (as defined in Item 3) on May 12, 1999. As a result of the exchange of the Promissory Note in accordance with the terms of the Letter Agreement (as defined in Item 3), the total number of shares of GFI Series D Preferred Stock owned by Offshore is 2,036.

Item 2. Identity and Background

     Please see the attached Schedule 1.

Item 3. Source and Amount of Funds or Other Consideration

     In consideration for the cancellation of a 7.7% promissory note of GFI due April 1, 2001 with a principal amount of $4,000,000, plus accrued and unpaid interest, and held by Offshore (the "Promissory Note"), GFI issued 2,036 shares of Series D Preferred Stock on May 12, 1999 (the "Issue Date"), pursuant to a letter agreement dated May 12, 1999 between GFI and Offshore (the "Letter Agreement").

     The shares of Series D Preferred Stock are non-voting, but have substantially the same economic rights as 2,036,000 shares of GFI Common Stock. Simultaneously with the issuance of the Series D Preferred Stock, GFI, BIL and Offshore entered into an agreement dated as of May 12, 1999, which provided GFI with the sole and exclusive option for a period of one year following May 12, 1999, to convene a meeting of its stockholders or take such other corporate action, in accordance with applicable laws and regulatory requirements, as may be required to vote or obtain applicable corporate approval to exchange each share of Series D Preferred Stock for 1,000 shares of GFI Common Stock.

Item 4. Purpose of Transaction

     Offshore acquired 2,036 shares of GFI's Series D Preferred Stock on the Issue Date in exchange for the cancellation of the Promissory Note previously issued to Offshore by GFI.

Item 5. Interest in Securities of the Issuer:

(a) The aggregate number and percentage of shares of GFI Common Stock, Series B Cumulative Convertible Preferred Stock (assuming a conversion price of $15.50 per share) and Series C Cumulative Convertible Preferred Stock (assuming a conversion price of $20 per share) beneficially owned by BIL and Offshore is 8,823,836 shares, representing 24.5% of the voting power of GFI capital stock, which includes 31,501,680 shares of GFI Common Stock outstanding as of May 28, 1999 and 4,435,483 shares of GFI Common Stock issuable upon conversion of the Series B Cumulative Convertible Preferred Stock and Series C Cumulative Convertible Preferred Stock. The aggregate number and percentage of Series D Preferred Stock beneficially owned by Offshore is 2,036 shares, representing 100% of the outstanding shares of Series D Preferred Stock. Each share of non-voting Series D Preferred Stock has substantially the same economic rights as 1000 shares of GFI Common Stock.


                              (Page 5 of 12 pages)

     To the best of BIL's knowledge, no shares of GFI Common Stock are owned by any of the people identified on Schedule I. To the best of Offshore's knowledge, no shares of GFI Common Stock are owned by any of the people identified on
Schedule I.

     (b) BIL has the sole power to vote or to direct the vote of all of the shares referred to as being owned by BIL in Item 3 above. Subject to the provisions of the Stockholder Agreement, BIL has sole dispositive power as to all of the shares owned by BIL. On May 1, 1997, the Stockholder Agreement was amended to permit BIL and Offshore (collectively, "Brierley") to purchase additional shares of GFI Common Stock on the open market or in privately-negotiated transactions, so long as Brierley does not acquire a number of shares which, together with shares already owned by Brierley, represent more than 49% of the voting power of all shares of the GFI stock then outstanding.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Letter Agreement, the Promissory Note was cancelled in consideration of the issuance of 2,036 shares of Series D Preferred Stock on May 12, 1999. The shares of Series D Preferred Stock are non-voting, but have substantially the same economic rights as 2,036,000 shares of GFI Common Stock. Based on the closing price of GFI Common Stock on May 12, 1999, that number of shares would have a market value of $4,072,000, which equals the aggregate of the unpaid principal amount and accrued interest on the Promissory Note. Simultaneously with the issuance of the Series D Preferred Stock, GFI, BIL and Offshore entered into an agreement dated as of May 12, 1999, which provided GFI with the sole and exclusive option for a period of one year following May 12, 1999 to convene a meeting of its stockholders or take such other corporate action, in accordance with applicable laws and regulatory requirements, as may be required to obtain applicable corporate approval to exchange each share of Series D Preferred Stock for 1,000 share of GFI Common Stock.

Item 7. Material to be Filed as Exhibits

     Letter Agreement (as defined in Item 3 above)


                              (Page 6 of 12 pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated June 10, 1999

                                        BIL (FAR EAST HOLDINGS) LIMITED

                                        By:  /s/ Ross Burney
                                             -----------------------------
                                             Name:  R.A. Burney
                                             Title: Analyst

                                        BIL SECURITIES (OFFSHORE) LIMITED

                                        By:   /s/ Ross Burney
                                             -----------------------------
                                             Name:  R.A. Burney
                                             Title: Analyst


                              (Page 7 of 12 pages)

SCHEDULE I: Information with Respect to Executive Officers and Directors of BIL, Offshore and Brierley Investments Limited:

     The following sets forth as to each of the executive officers and directors of BIL, Offshore and Brierley Investments: his or her name; his or her residential address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the best knowledge of BIL and Offshore, during the last five years no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The citizenship of each individual is duly noted.

      Directors and Executive Officers of BIL (Far East Holdings) Limited.

Position                        Name/Residential Address/Citizenship            Present Principal Occupation
--------                        ------------------------------------            ----------------------------

Treasurer                       Donna Maree Chown                               Treasurer of BIL (Far East Holdings)
                                Flat E1, Block E                                Limited
                                20/F, Evergreen Villa
                                43 Stubbs Road
                                Hong Kong

                                Citizenship:  New Zealand
Director & Secretary            Gregory R. Rnoke                                Director of BIL (Far East Holdings)
                                Flat 7, G/F                                     Limited
                                No. 2D Shui Fai Terrace
                                Hong Kong

                                Citizenship:  Australia
Director                        Mark Bradbury Horton                            Company Secretary,
                                198 Oriental Parade                             Brierley Investments Limited
                                Oriental Bay, Wellington
                                New Zealand

                                Citizenship:  New Zealand
Director                        Cherry Chan Yin Fan                             Accountant of BIL
                                A2, 11th Floor,                                 (Far East Holdings) Limited
                                46 Cloud View Road
                                North Point
                                Hong Kong

                                Citizenship:  Canadian


                              (Page 8 of 12 pages)

           Directors and Executive Officers of BIL (Offshore) Limited.

Position                        Name/Residential Address/Citizenship            Present Principal Occupation
--------                        ------------------------------------            ----------------------------
Director                        Mark Bradbury Horton                            Company Secretary,
                                198 Oriental Parade                             Brierley Investments Limited
                                Oriental Bay, Wellington
                                New Zealand

                                Citizenship:  New Zealand
Director                        John A. Payne                                   Employee of the BIL Group
                                4 Ramphal Terrace
                                Wellington
                                New Zealand

                                Citizenship:  New Zealand
Director                        Herman C. Rockefeller                           Employee of the BIL Group
                                9 Heke Street
                                Wellington
                                New Zealand

                                Citizenship:  United States of America & New
                                Zealand
Director                        Murray R. Weston                                Employee of the BIL Group
                                146 Tinakori Road
                                Wellington
                                New Zealand

                                Citizenship: New Zealand


                              (Page 9 of 12 pages)

        Directors and Executive Officers of Brierley Investments Limited.

Position                        Name/Residential Address/ Citizenship           Present Principal Occupation
--------                        -------------------------------------           ----------------------------
Director, Founder President     Sir Ronald Alfred Brierley                      Director of Brierley
                                2 Bayview Terrace                               Investments Limited
                                Wellington, New Zealand

                                Citizenship:  New Zealand
Director                        Philip Ralph Burdon                             Non-Executive Company Director
                                140 Straven Road
                                Christchurch
                                New Zealand

                                Citizenship:  New Zealand
Executive Chairman              Selwyn J. Cushing                               Executive Chairman, BIL
                                "Ashfield"
                                Beatson Road
                                Hastings
                                New Zealand

                                Citizenship:  New Zealand
Director                        Leng Chan Quek                                  Chairman, Hong Leong Group (Malaysia)
                                12th Floor
                                1A Jalan Stonor
                                50450 Kuala Lumpur
                                Malaysia

                                Citizenship:  Malaysia
Director                        Poh Huat Quek                                   President, Temasek Holdings (Pte)
                                18 Kingsmead                                    Ltd., Singapore
                                Avenue
                                Singapore 267969

                                Citizenship:  Singapore

Director                        Kok Siew Wong                                   Chairman, Singapore Technologies
                                54 Springleaf Avenue                            Industrial Corporation Ltd.,
                                Singapore 788466                                Singapore

                                Citizenship:  Singapore


                              (Page 10 of 12 pages)

Company Secretary               Mark Bradbury Horton                            Company Secretary,
                                                                                Brierley Investments Limited
                                198 Oriental Parade
                                Wellington
                                New Zealand

                                New Zealand


                              (Page 11 of 12 pages)

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                              (Page 12 of 12 pages)